UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 13, 2018

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated December 13, 2018 of the Company announcing that the Company is soliciting consents from holders of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to approve amendments to the indenture governing the Notes.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: December 13, 2018	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Commencement of Consent Solicitation for 9.875% First Priority Secured Notes due 2022

LONDON, December 13, 2018 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it is soliciting consents (the “Consent Solicitation”) from holders of its 9.875% First Priority Secured Notes due 2022 (the “Notes”) to approve amendments (the “Proposed Amendments”) to the indenture governing the Notes (the “Indenture”). The Company previously announced, on December 6, 2018, its intent to commence a consent solicitation and a description of the terms thereof, including the Proposed Amendments.

Subject to the terms and conditions set forth in the Consent Solicitation Statement, dated December 13, 2018 (the “Consent Solicitation Statement”), the Company is offering a cash payment (“Consent Fee”) of $7.50 per $1,000 in aggregate principal amount of Notes held by each holder as of the record date set forth in the Consent Solicitation Statement who validly delivers (and does not validly revoke) a duly executed consent at or prior to the Expiration Time. The Company will not be obligated to make any payments if the Company does not receive the Requisite Consents at or prior to the Expiration Time, the Consent Solicitation is terminated for any reason before the Expiration Time or if the other conditions to the Consent Solicitation are not satisfied or waived.

Adoption of the Proposed Amendments requires the consent of the holders of at least a majority of the aggregate principal amount of all outstanding Notes (such consent, the “Requisite Consents”). As of December 13, 2018, the aggregate outstanding principal amount of the Notes was $340,000,000. On December 6, 2018, the Company reached an agreement with beneficial owners of approximately $164.2 million of the principal amount of the Notes, representing approximately 46% of the $360,000,000 aggregate principal amount of Notes outstanding at the time, pursuant to which such holders have agreed to consent with respect to all of their Notes.

The Company anticipates that, promptly after receipt of the Requisite Consents at or prior to 11:59 p.m., New York City time, on December 19, 2018, unless extended by the Company as set forth in the Consent Solicitation Statement (the “Expiration Time”), the Company will give notice to Citibank, N.A., London Branch, as trustee and security agent (the “Trustee”), that the Requisite Consents have been obtained and the Company, the Guarantors and the Trustee will execute and deliver a supplemental indenture with respect to the Indenture (the “Supplemental Indenture” and such time, the “Effective Time”). Pursuant to the terms of the Supplemental Indenture, the Proposed Amendments will become effective at the Effective Time, with retroactive effect as of the date of completion of the transactions contemplated by the Agreement and Plan of Merger dated October 29, 2018 by and among the Company, Poseidon Containers Holdings LLC, K&T Marine LLC and the other parties thereto, and shall thereafter bind every holder of Notes. Although the Supplemental Indenture will become effective upon execution by the Company, the Guarantors and the Trustee, the Proposed Amendments will not become operative and will have no effect until and unless the payment to consenting holders described above is made in accordance with the terms and conditions set forth in the Consent Solicitation Statement.

The complete terms and conditions of the Consent Solicitation are set forth in the Consent Solicitation Statement. The Company may, in its sole discretion, extend or amend the Consent Solicitation at any time, subject to its agreement with the beneficial owners of the Notes referred to above. A copy of the Consent Solicitation Statement may be obtained from Global Bondholder Services Corporation, the tabulation agent and information agent for the Consent Solicitation, at (866) 807-2200 (toll free) or (212) 430-3774 (collect).

This announcement is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the Proposed Amendments or any securities. If and when commenced, the Consent Solicitation will be made solely on the terms and subject to the conditions set forth in the Consent Solicitation Statement. The solicitation of consents will not be made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws. No recommendation is being made as to whether holders of Notes should consent to the Proposed Amendments.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.

Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 198,793 TEU and an average age, weighted by TEU capacity, of 10.7 years determined as at September 30, 2018.

The average remaining term of the charters at September 30, 2018, including those on the 19 Poseidon Containers vessels acquired on November 15, 2018 and subsequent charter agreements, was 2.7 years on a weighted basis.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.